Exhibit 99.1

Immuron planned Acquisition of R&D Vaccine Company

Melbourne, Australia, September 23, 2021: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutic products for the prevention and treatment of gut pathogens, today would like to provide shareholders and the market with an update to our market announcements of 8 June 2021 and 7 July 2021.

The Company has been pursuing a major acquisition of a private biotechnology company focused on the development of innovative vaccine technologies. The Company as a result has been in suspension in order to satisfy (i) the requirements for the combined group (post the acquisition) - including under ASX listing rules 11.1.2 and 11.1.3 and (ii) for requalification of the combined group (post acquisition) under chapters 1 and 2 of the ASX listing rules.

The Immuron Board of Directors considered that this acquisition opportunity would have added significant value to the Company and shareholders potentially delivering a much-needed Australian developed COVID-19 vaccine candidate for commercialization.

The ASX has absolute discretion to re-admit a company to the official list after such a transaction has occurred. After filing with the ASX a detailed ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX. ASX advised Immuron that based on the information provided to date, ASX does not currently have sufficient information to enable it to be satisfied that the combined group after the proposed acquisition would meet those requirements under chapters 1 and 2 of the ASX Listing Rules.

Immuron as a result is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form. There are no break fees associated with being unable to satisfy the preconditions existing contractual timetable, however professional fees associated with this transaction over the past 4 months are approximately $450k plus GST (together with customary out of pocket expenses).

Immuron remains focused on its existing business opportunities and the development of our lead drug candidates, currently in clinical development which have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections. The company is also continuing to pursue its research programs to identify the inhibitory molecule/s in IMM-124E which demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19.

As a result of Immuron not proceeding with the proposed acquisition at this time, the ASX will lift the suspension and Immuron securities will re-commence trading on the ASX official list

This release has been authorised by the directors of Immuron Limited.

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Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

COMPANY CONTACT: Dr Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.